EXHIBIT 4.28

English summary

Construction Contract

This contract (the “Contract”) is entered into by and between Ctrip Information Technology (Nantong) Co., Ltd., as the owner (the “Owner”), and Shanghai No. 1 Construction Co., Ltd., as the contractor, as the contractor (the “Contractor”), as of September 8, 2008, for the purpose of constructing office buildings for the Owner.

General Provisions

1.	Project name: Information and Technology Building of Ctrip Information Technology (Nantong) Co., Ltd.

Project venue: Nantong, Jiangsu, People’s Republic of China

2.	Project scope: The construction indicated in the tender documents and plans (excluding the foundation and piles); the decoration; the installation of facilities and the ancillary outdoor construction.

3.	Project duration:

Commencement date: September 10, 2008 (subject to any change specified in the relevant construction commencement order)

Completion date: December 11, 2009

4.

Quality standard: The construction shall pass the first examination organized by the Owner upon its completion. The parties shall carry out the project so that it receives construction awards at the municipality-level and aim for similar awards at the provincial level.

5.	Contract price: RMB296,166,589.

Rights and Obligations

Representatives

6.

The Owner may appoint a representative (the “Engineer”) to conduct the construction work onsite on its behalf. The Engineer may further appoint his representatives to carry out his responsibilities. Except the Engineer and his representatives, no personnel appointed by the Owner shall be entitled to issue any instruction to the Contractor. The Owner shall compensate the Contractor for any damages caused by carrying out such instructions

7.

The construction supervisor may also appoint a representative (the “Supervising Engineer”) to supervise and deal with any disputes. The Owner or the Contractor may seek a solution pursuant to the provisions hereof if it disagrees with the Supervising Engineer.

Responsibilities

8.

The Owner shall be responsible for, among other things, maintenance of the construction site, obtaining necessary permits and approvals and carrying out and paying for protective measures for the underground pipes and buildings nearby. Any of the above-mentioned work may be delegated to the Contractor to be conducted at the Owner’s expense. The Owner shall compensate the Contractor for any damages resulting from the Owner’s failure to perform any of the above-mentioned obligations.

9.

The Contractor shall be responsible for, among other things, designing the blueprint and the supporting facilities of the building at the Owner’s expense, providing yearly, quarterly and monthly plans and progress reports, complying with the onsite traffic, noise and environment protection and production safety regulations at the Owner’s expense and clearing the construction site after the completion of the project.

Organization and Schedule of the Construction

10.

The Contractor shall submit the plan of organization and schedule of construction to the Engineer for his review, and carry out the construction work according to the agreed schedule. If the Contractor causes delays, it shall not be paid on top of the existing Contract price.

11.

The construction shall commence on September 10, 2008 (subject to any change specified in the construction commencement order). The Contractor shall apply for, and the Engineer shall have the right to reject, a request for extension.

12.

The Engineer may request the Contractor to suspend the construction. Subsequently, the Contractor may submit an application to restart. If the Engineer does not issue his instruction in time or respond to the Contractor within 48 hours, the Contractor may restart the construction.

13.

The construction schedule shall be postponed upon the Engineer’s confirmation, in certain circumstances, including if the Owner does not provide the blueprint or satisfy the conditions of the construction commencement or pay for the advance payment or the progress payments, or if the Engineer does not provide necessary instructions or approvals, or if force majeure events occur.

14.

The construction shall completed on December 11, 2009 or a later date as agreed by the Engineer. If the construction cannot be completed on schedule due to the fault of the Contractor, the Contractor shall be responsible for breach under this Contract. If the Owner requires completion before schedule, the schedule (and other terms of this Contract) may be revised upon mutual agreement.

Quality and Examination

15.

The construction shall satisfy the quality standard specified herein. Any quality-related dispute shall be submitted to a qualified quality examination organization upon mutual agreement at the expenses of the party at fault. If both parties are found to be at fault, each shall pay in proportion to their faults.

The Engineer shall have the right to inspect the construction quality during construction and require the Contractor to fix any quality problems at the Contractor’s expense without causing delay in the schedule. The Engineer’s inspections shall not impede the regular progress of the construction, or else any resulting quality problems or delays shall be paid for by the Owner. The Owner shall also pay for any damages or additional Contract prices caused by the Engineer’s faulty instructions or other reasons not due to the Contractor.

Production Safety

16.

The Contractor shall strictly comply with the applicable production safety regulations during the construction. The Owner shall be responsible for the safety education of its staff working on the construction site.

17.	Any additional expenses or resulting damages incurred due to production safety problems shall be borne by the responsible party.

Price and Payment

18.

An advance payment of RMB32,771,528 shall be made after the Contractor provides the Owner with a guarantee of the equal amount issued by a commercial bank designated by the Owner and a photocopy of the relevant engineering insurance policy. If the Owner fails to pay, the Contractor may stop construction work and the Owner shall then pay interest for the owed payment and pay for breach.

19.	The Contractor shall report the completed portion of the construction to the Engineer according to an agreed schedule. The Engineer shall verify the progress.

20.

The Owner shall make installment payments to the Contractor after verifying the Contractor’s report. After Contractor completes 50% of the annual project target, 50% of each montly installment payment shall be deducted from the advance payment. Any adjusted payment shall be allocated to the installment payments on a pro rata basis.

21.

In case the Owner fails to make one or more installment payments and the parties cannot agree upon such delay, the Contractor is entitled to suspend the construction, and the Owner shall pay for breach.

22.

The Owner shall stop making payment to the Contractor when the paid portion amounts to 80% of the contract price. Once the construction settlement is completed, the Owner shall increase the paid portion to 95% of the contract price as agreed by the parties in the construction settlement. The remaining 5% of the contract price as agreed by the parties in the construction settlement shall be reserved by the Owner as a deposit. If there is no accident arising for which the Contractor undertakes a quality warranty, the Owner shall return to the Contractor the deposit within 45 business days upon the expiration of the defect liability period with RMB200,000 retained by the Owner as a waterproof structure quality warranty. The Owner shall return such waterproof structure quality warranty to the Contractor within 45 business days upon the expiration of the waterproof structure defect liability period.

Provision of Materials and Equipment

23.

When the Owner provides materials and equipment, both parties shall prepare a checklist of the materials and equipment to be provided by the Owner. The Owner shall be responsible for any inconsistency between the checklist and the materials and equipment it delivers. The Contractor shall test the materials and equipment provided by the Owner before taking custody and using them in the construction.

24.

When the Contractor provides materials and equipment, it shall be responsible for the quality and produce relevant quality certifications to the Owner. When the materials and equipment purchased by the Contractor fails to satisfy the standards specified herein, the Contractor shall remove such materials and equipment and re-purchase satisfactory materials and equipment at its own expense, and the construction schedule shall not be postponed. The Contractor shall test the materials and equipment as requested by the Engineer at its own expense before using them in the construction. The Owner has the right to specify the source/supplier of the materials and equipment.

Alteration to the Construction

25.

If the Owner wishes to alter the original construction plan, the Owner shall be responsible for the adjustment to the contract price and the loss to the Contractor, and the construction schedule shall be postponed accordingly. The Contractor shall submit to the Owner a report with a proposal of adjusted contract price within 28 days after the alteration to the construction plan.

26.

The Contractor shall not alter the original construction plan. Nonetheless, it may propose alterations to the blueprints, construction organization and usage of materials and equipment on a reasonable basis. The Contractor shall not have the right to receive additional contract price arising from its unauthorized alternations to the construction plan. It shall share the expenses and profits arising from its reasonable proposals with the Owner.

Completion, Acceptance and Settlement

27.

Upon completion of the construction, the Contractor shall provide the Owner with the construction completion report. The Owner shall organize the relevant authorities to examine the construction and revert to the Contractor with an opinion on correction, if any. The Contractor shall correct the construction accordingly and bear any expenses incurred by reason of its own actions.

28.	Once the construction has been examined and accepted, the Engineer shall issue an acceptance certificate. The Owner shall not put the construction into use before it has been examined and accepted.

29.

The Contractor shall submit to the Owner the construction completion settlement report after the Owner approves the construction completion report. The Owner shall verify the construction completion settlement report and make payment to the Contractor; failure to pay for no reason shall subject the Owner to interest payments and damages for default. 50% of the deposit shall be returned to the Contractor upon the settlement. The Contractor may redeem the remaining deposit with a guarantee.

30.

Unless otherwise provided herein, there shall be a one-year defect liability period. During this period, the Contract shall complete any necessary amendments noted in the Engineer’s acceptance certificate, and remedy any defect discovered.

31.	The Contractor shall enter into a quality warranty agreement with the Owner pursuant to the applicable engineering quality warranty regulations before the construction completion and acceptance.

Default, Compensation and Disputes

32.	If either the Owner or the Contractor suffers any losses as a result of the other’s actions, it may request the necessary compensation/delay in construction schedule after providing effective proof.

33.

If any dispute arises from the performance of this contract, the Owner and the Contractor may seek a private settlement or invite a third party to mediate. If the parties fail to enter into a settlement agreement or are not willing to accept the results of the mediation, they may submit the dispute to a relevant court of competent jurisdiction.

Miscellaneous

34.

Subcontracting: The Contractor may subcontract part, but not all, of the construction with Owner’s consent. The Contractor still remains responsible for any subcontracted portions and shall compensate the Owner for any damage caused by the negligence of subcontractors.

35.

Force Majeure: In the event of force majeure, the Contractor shall notify the Engineer immediately and promptly act to minimize all possible loss. The Contractor shall suspend the construction if the Engineer considers such suspension necessary. The Contractor shall notify the Engineer of the damages and the estimated clearance and repair expenses, and such expenses shall be shared.

36.

Insurance: The Owner shall pay for property insurance for the construction site and life insurance for its own personnel and any third party personnel on site. The Owner shall also pay for the property insurance of the materials and equipment delivered to the construction site. The Contractor shall pay for the accident insurance for its staff engaging in dangerous operations.

37.	Guarantee of Performance: The parties shall provide each other with a guarantee to ensure the performance of this contract, in the form of letter of credit of RMB20,000,000.

38.	Intellectual Property: Each of the Owner or the Contractor shall obtain consent for any patents or special techniques it wishes to use, respectively.

39.

Termination and Expiration: This contract may be terminated upon agreement by both parties. If the Owner fails to make the payment to the Contractor and the construction has been thus suspended for over 56 days, the Contractor is entitled to terminate. If the Contractor subcontracts its whole portion, the Owner is entitled to terminate. When the purpose of this contract has been frustrated by (i) force majeure or (ii) a breach, the non-breaching party is entitled to terminate.

a.	The settlement sections herein survive the termination of this contract.

b.	This contract expires when all the contractual duties have been fulfilled and the Owner issues the performance certificate to the Contractor.